January 26, 2012

Michelle Roberts, Esq.

Office of Insurance Products

United States Securities & Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	January 18, 2012 Staff Comments to Rule 485(a) Filings for

File Nos. 333-153839 and 333-153840 (The Guardian Separate Account R)

Dear Ms. Roberts:

Thank you for your timely response in regard to the above-referenced filings. This letter will address the Staff comments to those filings that we discussed on January 18.

1.	Please confirm that the subsequent Rule 485(b) filing for these registration statements will contain unaudited financial information for the period January 1, 2011 to September 30, 2011 and audited financial information for the period ending December 31, 2010.

Response: The subsequent Rule 485(b) filing will contain this financial information.

2.	The filings indicate that the Guardian Target 300 GLWB rider option will no longer be offered, effective February 6, 2012, and has been removed from the disclosure. How are you providing current contract owners who have purchased the Guardian Target 300 GLWB rider option with information on this option?

Response: We will add language to the GLWB rider disclosure directing contract owners who purchased the Guardian Target 300 option prior to February 6, 2012 to refer to Appendix B for information about this option. We will add Appendix B (enclosed) to the prospectus discussing the Guardian Target 300 GLWB option offered prior to February 6, 2012.

3.	On page 1 of the prospectus, add the following language prominently: Any guarantees, including the minimum percent guarantee on allocations to the fixed rate option and the Guaranteed Living Withdrawal Benefit rider, are obligations of GIAC and subject to its claims paying ability.

Response: This language will be added in bold as the last paragraph under “How A Variable Annuity Works” on page 1 of prospectus.

4.	On page 6 of the prospectus, revise the first sentence of the footnote ** to reflect the current range of rider charges. Revise globally in the prospectus document.

Response: The first sentence in footnote ** will be revised as follows:

**	The current charge for this rider ranges from 0.95% to 2.15%, depending on the option chosen.

In addition, these charges will be revised elsewhere in the prospectus and will be reflected accurately in the subsequent 485(b) filing.

5.	On page 8 of the prospectus in the Expense Examples, revise the mortality and expense charge to reflect the correct charge (1.45%) for the L Series contract. Revise globally in the prospectus document.

Response: This revision will be made in the L Series prospectus. This charge was reflected accurately elsewhere in the prospectus.

6.	In your June 21, 2011 correspondence with the SEC you confirmed that the most expensive way to purchase the contract was with the Guardian Target 300 option of the GLWB rider with the optional GLWB return of premium death benefit and the maximum allocation model expense. Please explain why the Expense Example 1 on page 8 of this filing reflects that the most expensive way to purchase a contract is with both the highest anniversary death benefit and earnings benefit riders with maximum underlying mutual fund expenses.

Response: The Guardian Target 300 GLWB option, the most expensive GLWB rider option under the contract, will no longer be offered after February 6, 2012. We have reviewed our expense examples and confirmed with our actuarial staff that the cost of the base contract with the enhanced death benefit options and the maximum underlying mutual fund expenses is 0.01% greater than the most expensive GLWB rider option that will be offered on and after February 6, 2012, which is the Guardian Target 250 option with the return of premium death benefit and maximum allocation model expense. Examples 1 and 3 of the Expense Examples reflect the most and least expensive ways to purchase the contract on and after February 6, 2012. Example 2 has also been included to show the most expensive way to purchase the contract with the most expensive GLWB rider that will be available on and after February 6, 2012.

7.	On page 62 of the prospectus, revise the second sentence of the second paragraph to read: “The rider fee ……as follows:” to “The current rider fee …….as follows:”.

Response: This revision will be made.

8.	On page 64 of the prospectus, do the bulleted items after the first full paragraph pertain to both items (i) and (ii) or just the immediately preceding item (ii)? If the bulleted items pertain to item (ii) only, please add language to clarify that fact.

Response: We have confirmed that the bulleted items after the first full paragraph pertain to both items (i) and (ii). Thus, further disclosure is not necessary.

Per your request, the above revisions that are applicable to the B Series prospectus will be made on that document as well.

I trust that the responses provided above resolve the Staff comments received on January 18, 2012. Please let me know if I can provide you with any further information. The prospectus changes detailed in this correspondence will be incorporated into a Rule 485(b) filing that will be made on or before February 6, 2012.

Thank you again very much for your consideration and responsiveness in regard to this filing.

Sincerely,

Stephanie Susens

Second Vice President and Counsel

Enclosure: Appendix B

Appendix B

for

Contracts issued with the Guardian Target 300 GLWB Rider Option in conjunction with applications dated prior to February 6, 2012

This Appendix provides a description of the Guardian Target 300 GLWB Rider Option, which is no longer available for new sales of this contract. You should carefully review your contract, including any attached riders, for complete information on the benefits, conditions and limitations of your contract.

Guardian Target 300 GLWB Option:

Single Option: Single Life with 7% annual minimum guarantee, 10 year 200% cumulative guarantee, 15 year 300% cumulative guarantee and step-ups.

Spousal Option: Spousal with 7% annual minimum guarantee, 10 year 200% cumulative guarantee, 15 year 300% cumulative guarantee and step-ups.

Annual Fees for the Guardian Target 300 GLWB Option:

If you purchased a contract with the GLWB rider and elected the Guardian Target 300 Option, you pay an annual fee (as a percentage of the adjusted guaranteed withdrawal balance*) as shown below and based on when you purchased this rider, subject to state approval:

	Single	Single w/ Step-Up Death Benefit	Single w/ Return of Premium Death Benefit	Spousal	Spousal w/ Step-Up Death Benefit	Spousal w/ Return of Premium Death Benefit
Maximum**	2.50%	3.00%	3.10%	3.50%	4.00%	4.10%

Current charge for this rider for contracts issued in conjunction with applications dated:
12/23/08 through 6/7/09	0.95%	1.30%	N/A	1.35%	1.70%	N/A
6/8/09 through 7/5/10	1.20%	1.70%	N/A	1.60%	2.10%	N/A
7/6/10 through 4/30/11	1.35%	1.85%	N/A	1.65%	2.15%	N/A
5/1/11 through 2/5/12	1.35%	1.85%	1.95%	1.65%	2.15%	2.25%

*	The definition of “adjusted guaranteed withdrawal balance” for the GLWB rider options is the greater of total premium payments made under the contract or the guaranteed withdrawal balance on the preceding day plus any increase as a result of the application of the annual minimum guarantee or cumulative guarantee. Please see the GLWB rider section of the prospectus for more information.
**	We reserve the right to increase this fee to a maximum ranging from 2.50% to 4.10%, depending on the option chosen, if the guaranteed withdrawal balance is stepped up to equal the accumulation value of the contract.

If you selected the Guardian Target 300, we will not accept premium payments that exceed $2 million ($3 million for contracts issued in conjunction with applications dated between December 23, 2008 and June 7, 2009), in the aggregate, in the first year.

On each annual contract anniversary (quarterly contract anniversary for contracts issued in conjunction with applications dated between December 23, 2008 and June 7, 2009) prior to the older covered person’s 90th birthday, a step-up will occur if the contract accumulation value is greater than the GWB on that date, after giving effect to any increase in the GWB on that date as a result of the application of any applicable annual minimum guarantee or cumulative guarantee. The overall GWB maximum for contracts is $6,000,000 ($5,000,000 for contracts issued in conjunction with applications dated prior to December 7, 2009).

On each contract anniversary, the GWB will equal the greater of (i) the GWB at the end of the day immediately preceding that contract anniversary less the amount of any withdrawal taken on that contract anniversary, or (ii) the annual minimum guarantee amount, if:

•	you have chosen the Guardian Target 300 option of this rider (either single or spousal);

•	the contract anniversary is from the issue date of the contract up to the tenth contract anniversary;

•	no withdrawals were taken since the prior contract anniversary;

•	you have not taken more than one withdrawal since the issue date of the contract; and

•	the rider has not entered the settlement phase.

The annual minimum guarantee amount on any given contract anniversary is equal to the GWB on the prior contract anniversary plus premiums received after that anniversary and before the current anniversary, plus the result of the following:

the annual minimum guarantee basis on the prior contract anniversary, multiplied by 7%, which is the annual minimum guarantee percentage.

A cumulative guarantee may apply, if, on a contract anniversary:

•	you have chosen the Guardian Target 300 option of this rider (either single or spousal);

•	the contract anniversary is an applicable contract anniversary for the cumulative guarantee (10th and 15th contract anniversaries for the Guardian Target 300);

•	no withdrawals have been taken during the period from the issue date of the contract to the applicable contract anniversary; and

•	the rider has not entered the settlement phase.

If this guarantee is applicable, the GWB on that contract anniversary will not be less than the sum of:

•

the cumulative guarantee percentage (200% and 300% for the Guardian Target 300) multiplied by the total of all premiums received at our customer service center during the first 90 days (first contract year for contracts issued in conjunction with applications dated between December 23, 2008 and June 7, 2009) of the basic contract beginning with and including the issue date of the basic contract; plus

•

any premium payments received on or after the first 90 days (first contract year for contracts issued in conjunction with applications dated between December 23, 2008 and June 7, 2009) of the basic contract.

Lifetime Withdrawal Percentage:

Contracts issued in conjunction with applications dated December 23, 2008 through June 7, 2009:

Age of younger covered person at time of first withdrawal or upon entering the settlement phase	Applicable lifetime withdrawal percentage
59 and under	4%
60 – 69	5%
70 – 80	6%
81+	7%

Contracts issued in conjunction with applications dated June 8, 2009 through July 5, 2010:

Age of younger covered person at time of first withdrawal or upon entering the settlement phase	Applicable lifetime withdrawal percentage
59 and under	3%
60 – 64	4%
65 – 69	4.5%
70 – 79	5%
80+	6%

Contracts issued in conjunction with applications dated July 6, 2010 through February 5, 2012:

Age of younger covered person at time of first withdrawal or upon entering the settlement phase	Applicable lifetime withdrawal percentage
59 and under	3%
60 – 64	4%
65 – 79	5%
80+	6%

Allocation Models

During the entire time that your rider is in effect, you must invest all of your contract accumulation value in one of the following allocation models offered during the period of time you purchased your contract. You may allocate your entire accumulation value among the models offered under your contract at the time of purchase, subject to transfer restrictions under your contract.

Models available to contracts with the Guardian Target 300 GLWB option issued in conjunction with applications dated prior to 6/8/09:

	Aggressive	Moderate	Conservative
RS Core Equity VIP Series or RS S&P VIP Series	15%	10%	9%
Fidelity VIP Contrafund Portfolio	10%	10%	9%
Davis Value Portfolio	10%	7%	5%
Fidelity VIP Equity Income Portfolio	5%	5%	3%
Fidelity VIP Mid Cap Portfolio	15%	15%	7%
Franklin Small Cap Value Securities Fund	5%	8%	4%
RS Small Cap Equity VIP Series	5%	0%	0%
RS International Growth VIP Series	15%	5%	3%
RS High Yield Bond VIP Series	3%	5%	10%
RS Investment Quality Bond VIP Series	10%	15%	25%
Fidelity VIP Investment Grade Bond Portfolio	7%	20%	25%

Models available to contracts with the Guardian Target 300 GLWB option issued in conjunction with applications dated 6/8/09 through 12/6/09:

	Aggressive 80/20	Moderate 60/40	Conservative 40/60
Equity
RS Large Cap Alpha VIP Series	16%	11%	8%
Pioneer Cullen Value VCT Portfolio	11%	8%	6%
Wells Fargo Advantage VT International Equity Fund	8%	5%	5%
Fidelity VIP Contrafund Portfolio	7%	5%	3%
Pioneer Mid Cap Value VCT Portfolio	6%	5%	4%
Fidelity VIP Mid Cap Portfolio	6%	4%	3%
BlackRock Large Cap Core V.I. Fund	5%	4%	4%
Oppenheimer Capital Appreciation Fund/VA	5%	4%	3%
Oppenheimer Main Street Small Cap Fund/VA	5%	4%	2%
AllianceBernstein VPS International Value Portfolio	3%	2%	0%
Columbia Variable Portfolio - Small Cap Value Fund	2%	2%	2%
Franklin Small Cap Value Securities Fund	2%	2%	0%
MFS Utilities Series	2%	2%	0%
Columbia Variable Portfolio - Seligman Global Technology Portfolio	2%	2%	0%
Fixed Income
Oppenheimer Strategic Bond Fund/VA	5%	10%	15%
RS Investment Quality Bond VIP Series	5%	9%	13%
PIMCO Total Return Portfolio	4%	8%	13%
Franklin U.S. Government Fund	3%	7%	10%
RS Low Duration Bond VIP Series	3%	6%	9%

Models available to contracts with the Guardian Target 300 GLWB option issued in conjunction with applications dated 12/7/09 through 4/30/11:

	Aggressive 80/20	Moderate 60/40	Conservative 40/60
Equity
RS Large Cap Alpha VIP Series	10%	8%	6%
Pioneer Cullen Value VCT Portfolio	7%	5%	4%
Wells Fargo Advantage VT International Equity Fund	8%	5%	5%
Fidelity VIP Contrafund Portfolio	10%	7%	5%
Pioneer Mid Cap Value VCT Portfolio	6%	5%	4%
Fidelity VIP Mid Cap Portfolio	6%	4%	3%
BlackRock Large Cap Core V.I. Fund	10%	7%	5%
Oppenheimer Capital Appreciation Fund/VA	7%	5%	4%
Oppenheimer Main Street Small Cap Fund/VA	5%	4%	2%
AllianceBernstein VPS International Value Portfolio	3%	2%	0%
Columbia Variable Portfolio - Small Cap Value Fund	2%	2%	2%
Franklin Small Cap Value Securities Fund	2%	2%	0%
MFS Utilities Series	2%	2%	0%
Columbia Variable Portfolio - Seligman Global Technology Portfolio	2%	2%	0%
Fixed Income
Oppenheimer Strategic Bond Fund/VA	5%	10%	15%
RS Investment Quality Bond VIP Series	5%	9%	13%
PIMCO Total Return Portfolio	4%	8%	13%
Franklin U.S. Government Fund	3%	7%	10%
RS Low Duration Bond VIP Series	3%	6%	9%

Models available to contracts with the Guardian Target 300 GLWB option issued in conjunction with applications dated 5/1/11 through 10/2/11:

	Aggressive 80/20	Moderate 60/40	Conservative 40/60
Equity
RS Large Cap Alpha VIP Series	10%	8%	6%
Fidelity VIP Contrafund Portfolio	10%	7%	5%
BlackRock Large Cap Core V.I. Fund	10%	7%	5%
Pioneer Cullen Value VCT Portfolio	7%	5%	4%
BlackRock Capital Appreciation V.I. Fund	7%	5%	4%
Pioneer Mid Cap Value VCT Portfolio	6%	5%	4%
Fidelity VIP Mid Cap Value VCT Portfolio	6%	4%	3%

	Aggressive 80/20	Moderate 60/40	Conservative 40/60
Oppenheimer Main Street Small Cap Fund/VA	5%	4%	2%
Columbia Variable Portfolio - Small Cap Value Fund	2%	2%	2%
Franklin Small Cap Value Securities Fund	2%	2%	0%
Columbia Variable Portfolio - Seligman Global Technology Portfolio	2%	2%	0%
MFS Utilities Series	2%	2%	0%
Fixed Income
Oppenheimer Strategic Bond Fund/VA	5%	10%	15%
RS Investment Quality Bond VIP Series	5%	9%	13%
PIMCO Total Return Portfolio	4%	8%	13%
Franklin U.S. Government Fund	3%	7%	10%
RS Low Duration Bond VIP Series	3%	6%	9%

Invesco/PIMCO Growth Model
Invesco V.I. Core Equity Fund	20%
Invesco V.I. International Growth Fund	9%
Invesco V.I. Mid Cap Core Equity Fund	6%
Invesco V.I. Small Cap Equity Fund	7%
Invesco Van Kampen V.I. Mid Cap Value Fund	6%
Invesco Van Kampen V.I. Comstock Fund	22%
PIMCO Total Return Portfolio	30%

Contracts with the Guardian Target 300 GLWB option issued in conjunction with applications dated on or after October 3, 2011 may be allocated to the models listed on page             of the prospectus.

All other terms and conditions that are not explained and modified in this Appendix B and that are described in the Guaranteed Lifetime Withdrawal Benefit Rider section of the prospectus are applicable to contracts issued with the Guardian Target 300 GLWB rider. If you have any questions or concerns regarding the terms and conditions of your contract, please call us toll free at 1-800-221-3253, or write us at the following:

The Guardian Insurance Annuity Company, Inc.

Customer Service Office

Box 26210

Lehigh Valley, Pennsylvania 18002